Mobilized Entertainment, Inc.

121-280 Nelson Street

Vancouver, BC A1 V6B 2E2

June 21, 2010

VIA EDGAR

Katherine Wray, Staff Attorney

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

MAIL STOP 4561

Re:           Mobilized Entertainment, Inc.

Registration Statement on Form S-1

Filed

File No. 333-161033

Dear Ms. Wray:

This is in response to the staff’s comment letter of September 3, 2009 (the “Comment Letter”), regarding the Form S-1 filed on behalf of Mobilized Entertainment, Inc. (the “Company”) on .

Enclosed please find one copy of (i) Amendment 1 to the Registration Statement on Form S-1 filed by the Company on June 21, 2010; and (ii) one copy of the marked version of such Registration Statement on Form S-1.

      The response set forth below refers to the marked version of Amendment 1 to the Registration Statement on Form S-1 filed herewith.

Front Cover Page of Registration Statement

1.
We note that the offering appears to be on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, but that you have not checked the appropriate box.  Please explain or revise, as appropriate.

Comment complied with. Please see cover page of Registration Statement.

Outside Front cover Page of Prospectus

2.
We note your disclosure here, and in several places in your prospectus, that:  “The Selling Shareholders may sell the shares on the OTC Bulletin Board or on any other market or stock exchange on which our common stock may be traded or listed at the time of sale.  They may also sell Shares in block transactions or private transactions or otherwise, through brokers or dealers.  These sales will be made either at market prices prevailing at the time of sale or at negotiated prices.”  Such disclosure appears to be inconsistent with your disclosure on page 12 that your “common stock is not presently traded on any market or securities exchange.  The selling shareholders are required to sell our shares at $0.04 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.”  If, as stated on page 12, there is currently no market for your common shares, please revise your prospectus throughout to provide that selling security holders will sell at $0.04 per share until the securities are quoted on the OTC Bulletin Board and, thereafter, at prevailing market prices or privately negotiated prices.

Comment complied with.

Prospectus Summary, page 5

The Company, page 5

3.	Please revise your disclosure in the first section to state, if accurate, that you are a development stage company and have generated nominal revenues to date.

Comment complied with. Please see page 5 of the Registration Statement.

4.	Please revise this section to state that your accountants have issued a going-concern opinion. In addition, provide risk factor disclosure addressing risks related to your going concern opinion.

Comment complied with.  Please see page 5 of the Registration Statement.

5.
It appears from your disclosure that you have not yet completed the development of your proposed main product.  As applicable, please revise your summary to inform potential investors that you have not completed the development of your proposed main product and briefly summarize the status of your product development efforts.  Inform investors that until the product is developed you will not be able to commence marketing or generate material revenues.  In addition, provide in the body of the prospectus a discussion of the status of our product development efforts, what remains to be accomplished to develop and market the proposed product, the financial resources you believe are necessary to complete product development, and the material uncertainties or difficulties that you may encounter that might prevent the completion of the product development.  Revise your summary to include a cross-reference to this discussion in the body of the prospectus.

Comment complied with. Please see page 5 of the Registration Statement.

Risk Factors, page 8

6.
Many of the headings of your risk factors recite a condition or uncertainty to which your business is subject, but do not describe the risk to investors that the condition or uncertainty poses.  Please ensure that each risk factor caption contains a concise, meaningful description of the risk that is posed to investors.  See Item 503(c) of regulation S-K.

Comment complied with. Please see page 9 of the Registration Statement.

7.
News searches indicate that the British Columbia Securities Commission entered a cease trade order against the company on January 20, 2009 for failure to file financial statements and other required records, and also that the Pink Sheets discontinued the display of quotes of your stock because you did not provide adequate current information.   Please tell us what consideration you gave to including a risk factor addressing any impact these prior difficulties may have on your ability to comply with your disclosure and filing obligations as a reporting and any other risks associated with these developments.

Comment complied with.  Please see page 11 of the Registration Statement.

8.	Please add a risk factor stating, if accurate, that there is no public market for your common stock nor any assurance that a market will develop, and addressing the associated risks to investors.

Comment complied with. Please see page 11 of the Registration Statement.

9.	Please add a risk factor addressing the risks associated with the costs and obligations of being a public reporting company in the United States.

Comment complied with. Please see page 11 of the Registration Statement.

“If we are unable to manage our intended growth....” page 8

10.	This risk factor appears to contain a risk that could apply to any issuer or any offering. See Item 503 (c) of Regulation S-K. Please revise or delete.

Deleted.

“We may face increased competition in the future.” page 9

11.	This risk factor appears to contain a risk that could apply to any issuer or any offering. See Item 503 (c) of Regulation S-K. Please revise or delete.

Deleted.

Determination of Offering, Price, page 10

12.	Please revise to describe the various factors considered in determining the offering price of $0.04 per share. See Item 505(a) of Regulation S-K.

Comment complied with.  Please see page 11of the Registration Statement.  Based on revenue projections for the Company’s main product, Eagle1.in, we determined that an offering price of $0.02 would provide for a more accurate valuation of the Company, the factors behind which are detailed on page 11.

Selling Shareholders, page 10

13.
For each selling stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.  See Question 140.02 of Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

                Comment complied with.  Please see page 13 and Appendix A of the Registration Statement.

14.
Please revise to disclose the nature of any position, office, or other material relationship with you that each selling security holder has had within the past three years.  See Item 507 of Regulation S-K.  For example, but without limitation, we note that you have not disclosed your relationships with Mr. Day and Feed Me Sports Inc.

Comment complied with.  Please see pages 10-14 of the Registration Statement.

15.
In your response letter, please provide us with analysis supporting your belief that the offering of shares by Mr. Day and Feed Me Sports Inc. constitute a secondary offering.  Your analysis should include, but should not be limited to, a description of:  how long they have held the shares, the circumstances under which they received the shares, their relationship to you, the amount of shares involved, whether they are in the business of underwriting securities, and whether you will receive any proceeds from the sale of their shares.

The shares held by feed Me Sports were the result of a conversion of debt which took place on January 21, 2008.  The convertible note was originally issued on December 7, 2006.  The shares held by Kevin Day were purchased on January 21, 2008.  Mr. Day and Feed Me Sports, Inc. are not in the business of underwriting securities.  The Company will not receive any proceeds from the sale of their shares.

Information With Respect to the Company, page 13

16.
Page F-5 of your financial statements states that during the period ended March 31, 2009 you derived all of your revenue from a single customer.  It appears that you should disclose your dependence on this major customer in this section, file the agreement that you have with such customer as an exhibit to your registration statement, and discuss the material terms of such agreement.  See Items 101(h)(4)(vi) and 601(b)(10)(ii)(B) of Regulation S-K.

Comment complied with.  Please see page 15 of the Registration Statement.

Market Growth, page 15

17.	Please provide support for the statistics included in this section.

Comment complied with. Please see page 18 of the Registration Statement.

Description of Property, page 16

18.
Based on disclosure in the notes to your financial statement, it appears that you are using space provided by Mr. Day, and that you account for this as “donated” in the amount of $250 per month.  Please revise to disclose this information, or advise.

Comment complied with. Please see page 20 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

19.
We note your assertion that your document includes forward looking statement within the meaning of the Private Securities Litigation Reform Act of 1995.  Because you are a new registrant that is not yet subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the statements in your filing are made in connection with your initial public offering, this assertion appears inappropriate.  See paragraphs (a)(1) and (b)(2)(D) of Section 27A of the Securities Act of 1993.  Please revise accordingly.

Comment complied with. Please see page 20 of the Registration Statement.

Overview of Our Business, page 17

20.
This section largely repeats information contained in the “Information With Respect to the Company” section.  Please revise to discuss your financial condition, changes in financial condition and results of operations, and to provide all information required by paragraphs (1)(1) through (4) of Item 303 of Regulation S-K, as well as such other information necessary for an investor to understand your financial condition, changes in financial condition and results of operations.  See Item 303(d) of Regulation S-K.  For further guidance, see SEC Release Nos. 33-8350, 33-8056, and 33-6835.

Comment complied with.  Please see pages 20-21 of the Registration Statement.

21.
Given your $1 million operating deficit, expand this section to disclose your viable plan to eliminate the uncertainty as to whether you will be able to continue as a going concern.  In this respect, indicate the period of planned operations that your existing capital resources will enable you to fund, and if those resources are not sufficient to fund a minimum of twelve months of operations following the date of the prospectus, state the estimated amount of additional capital that you believe must be obtained to enable you to pursue your business plan for the minimum period of twelve months.  Explain specifically how you plan to address any material capital deficiency that you describe.  State the current rate at which you are using capital in operations, and indicate whether the rate at which cash has been used in operations in the recent periods is consistent with your expectations regarding capital requirements during the next twelve months.  Explain any known future trend or any known events that will cause your future capital requirements to vary from historical ones.  See Item 303(a)(1) and (2) of Regulation S-K, and Instructions 2 and 5 thereto;  see also SEC Release Nos. 33-6835 and 33-8350.

Comment complied with.  Please see page 21 of the Registration Statement.

Directors and Executive Officers, page 19

22.
On page 17, you state that Mr. Day is your sole officer and director.  However, Note 4 to our financial statements for the quarter ended March 31, 2009 references a vice president who does not appear to be Mr. Day, and states you are indebted to this officer for $65,891 in expenses incurred on your behalf and for consulting and management services provided to you.  Please explain this apparent inconsistency or revise your disclosure, as appropriate.  In addition, if Mr. Day is in fact your sole officer and director, please revise the plural references throughout your filing in your “officers and directors” as appropriate.

Comment complied with.

Executive Compensations, page 20

Compensation of Directors and Executive Officers, page 20

23.
We note that you have reported Mr. Day’s salary on a monthly basis.  Please revise the salary column of the summary compensation table to disclose the dollar value of base salary (cash and non-cash) earned by the named executive officer during the fiscal year covered.  See Item 402(n)(2)(iii) of Regulation S-K.

Comment complied with.  Please see page 22 of the Registration Statement.

24.
Please ensure that you provide all of the information called for by Item 402(n) with respect to the named executive officer.  In this regard, disclose the dollar amount of Mr. Day’s total compensation for fiscal 2008.  See Item 402(n)(2)(x) of Regulation S-K.

Comment complied with.  Please see page 22 of the Registration Statement.

Transactions with Related Persons, Promoters and Certain Control Persons:  Corporate Governance, page 21

25.
We note your statement that your securities trade on the Over-the-Counter Bulletin Board System.  This appears to be inconsistent with your disclosure on page 12, which states that your common stock is not presently traded on any market or securities exchange.  Please explain or revise, as appropriate.

Comment complied with.  Please see page 24 of the Registration Statement.

26.
It appears that Mr. Day acting alone, or in conjunction with one or more other persons, directly or indirectly took the initiative in founding and organizing your business or enterprise.  Please provide us with your analysis as to whether Mr. Day constitutes your promoter.  See Rule 405 of Regulation C.  If you conclude that Mr. Day is your promoter, please revise this section to include all disclosure required by Item 404(c) of Regulation S-K.  See Item 404(d) of Regulation S-K.

Comment complied with.  Please see page 24 of the Registration Statement.

27.
You have not provided the disclosure called for by Item 404(d) of Regulation S-K with respect to any related-party transaction during your past two fiscal years or subsequent period in which the amount involved exceeds one percent of the average of your total assets at year end for the last two completed fiscal years.  In light of the numerous related party transactions disclosed in the notes to your financial statements, please confirm in your response letter that this section includes any disclosure required by Item 404(d), or revise this section to include the required disclosure.

Comment complied with.  Please see page 24 of the Registration Statement.

Audited consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4. Convertible Notes, page F-11

28.
It appears that you have accrued interest at 6% per annum during the periods presented on the convertible notes for which the company is in default.  Please provide us with your analysis describing how you determined that 6% is an appropriate interest rate at which to accrue interest related to the notes.  Refer to paragraphs 12 – 14 of APB 21.

The Canadian prime rate fluctuated between 4.75% and 5.25% from October 2005 to January 2006.  Feed Me Sports, the lender, is a Canadian corporation, and when the convertible note was negotiated it was felt that charging 1% above prime would be fair and reasonable as that would be close to what banks were charging their best customers at the time.

Note 5. Related Party Transactions, page F-12

29.
We note that the amounts payable to related parties are non-interest bearing.  Please tell us how you considered imputing an interest rate related to these payables or revise our disclosure to disclose the interest rate at which you imputed interest during the periods presented including how you determined the appropriate interest rate at which to impute interest.  Refer to paragraphs 12 – 14 APB 21.

Comment complied with. Please see page F-10 of the Registration Statement.

Part II

Recent Sales of Unregistered Securities

30.
Your filing indicates that you have no information required to be disclosed pursuant to Item 15 of Form S-1 of regulation S-K relating to unregistered sales of securities within the past three years.  However, we note disclosure in your financial statements that:  on October 15, 2006, you issued a convertible promissory note of $156,309 in exchange for assets and revenue rights acquired from Feed me Sports Inc., and on January 21, 2008, you issued 11,000,000 shares of common stock at $0.0001 per share to your president for $1,100.  Please provide the disclosure required by Item 701 of Regulation S-K with respect to these and any other unregistered issuances during the past three years, or advise how you concluded that no such disclosure is required.

                Comment complied with.  Please see page F-12 of the Registration Statement.

Exhibits

31.
Page F-4 of your financial statements refers to your wholly-owned subisidiary Mobilized Entertainment (Canada) Inc.  Please file an exhibit containing the information required by Item 601(b)(21) of Regulation S-K.

Comment complied with. Please see page Exhibit 21 to the Registration Statement.

Undertakings

32.	You appear to have omitted the rule 430C undertaking set forth in paragraphs (a)(5) and (a)(5)(ii) of Regulation S-K. Please explain or revise, as appropriate.

Comment complied with. Please see page F-13 of the Registration Statement.

33.	The last undertaking varies from the language of Item 512(h)(3) of Regulation S-K. Please explain or revise, as appropriate.

Comment complied with. Please see page F-13 of the Registration Statement.

Signatures

34.
We note that the registration statement has been signed only on behalf of the company by Mr. Day.  The registration statement must be signed by the Company, the Company’s principal financial officer, the Company’s controller or principal accounting officer and by at least a majority of the Company’s board of directors or persons performing similar functions.  The signatures of these individuals should be preceded by the text specified by Form S-1.  See paragraph 1 of Instructions to Signatures for Form S-1.  Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report.  See paragraph 2 of Instructions to Signatures for Form S-1.  Thus, if Mr. Day is also your controller or principal accounting officer, please indicate this in his signature block when he signs the registration statement in his other capacities.  Please revise.

Comment complied with.  Please see page F-14 of the Registration Statement.

Exhibit 5.1

35.
We note that the legal opinion states that “when the Shares have been issued, the Shares will be validly issued, fully paid and non-assessable shares of common stock of the Company.”  The prospectus indicates that the shares have already been issued to the Selling Shareholders.  The legal opinion should be revised to remove the suggestion that they will not be legally issued, fully paid and non-assessable until sold under the registration statement.

Comment complied with. Please see Legal Opinion Letter.

In connection with our response to the above comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned and James Vandeberg at fax number (206) 262-9513 with any further comments.  Thank you.

Sincerely,

Mobilized Entertainment, Inc.

/s/ Kevin Day

Kevin Day

President